SECURITIES AND EXCHANGE COMMISSION
          -------------------------------------------------------------

                             Washington, D. C. 20549
                         ------------------------------


                             FORM 10-SB AMENDMENT #3



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) OR (G) OF THE SECURITIES ACT OF 1934

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                   ------------------------------------------
                 (Name of Small Business Issuer in its charter)

             DELAWARE                                          98-0179679
---------------------------------                           ------------------
   (State or other jurisdiction                                IRS Employer
of incorporation or organization)                           Identification No.)


6227 Highway 393
Crestview, Florida                                            32539
---------------------------------------                       --------
(Address of principal executive offices                       (Zip Code)

Issuer's Telephone Number                                     (905) 812-9088

Issuer's Fax Number                                           (905) 812-3870


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

    Title of each class                         Name of each exchange on which
    to be so registered                         each class is to be registered

            NONE                                            NONE

SECURITIES TO BE REGISTERED PURSUANT OT SECTION 12(g) OF THE ACT:

         COMMON STOCK   $.001 par value                        20,000,000
         PREFERRED STOCK   $.001 par value                      5,000,000
               (Title of Class)

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                      HIGHLAND HOLDINGS INTERNATIONAL. INC.
                                TABLE OF CONTENTS


Part      Item      Description of Item                                  Page
----      ----      -------------------                                  ----

                    Table of Contents                                      2
Part I    Item 1    Description of Business                                3
                            Business of the Issuer                         3
          Item 2    Management's Discussion and Analysis                   4
                    and results of Operations
                    Forward Looking Statements                             4-5
                    Liquidity and Capital Resources                        5
                    Reports to Security Holders                            9
                    Impact of the Year 2000 on Information Systems         9
          Item 3    Description of Property                                9
          Item 4    Security Ownership of Certain Beneficial Owners        9
                    and Management
          Item 5    Directors, Executive Officers, Promoters and
                    Control Persons                                        10
                            Directors and Executive Officers               10
                            Business Experience                            10
          Item 6    Executive Compensation                                 11
          Item 7    Certain Relationships and Related Transactions         11
          Item 8    Description of Securities                              11
                            Common Stock                                   11
                            Preferred Stock                                11

Part II   Item 1    Market Price of and Dividends on Registrant's          11
                    Common Equity and Related Shareholder matters
                            Market Information                             12
                            Holders                                        12
                            Dividends                                      12
          Item 2    Legal Proceedings                                      12
          Item 3    Changes in and Disagreements with Accountants          12
          Item 4    Recent Sales of Unregistered Securities                12-14
          Item 5    Indemnification of Directors and Officers              14


Part F/S  Item 1    Financial Statements
                            Audited Statement December 31, 1999            15-34
                    Financial Data Schedule
Part III  Item 1    Index to Exhibits
                 *  Articles and Amendments
                 *  Bylaws
                 *  Specimen Certificate
                    Signature Page


*  Filed with SB-10

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                      HIGHLAND HOLDINGS INTERNATIONAL, INC.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Highland Holdings International, Inc. is presently in the exploration stage and there is no assurance that any of its prospects or properties contain a commercially viable mineral deposit ( a reserve) until further exploration work is done and a final evaluation of such work concludes legal and economic feasibility. The company has not earned any revenues to date and has an accumulated deficit of $176,201.

The Company was initially incorporated under the laws of the State of Delaware on March 23rd 1992 under the name Northern Medical, Inc. with the aim of developing and manufacturing chemical products in the plastic and coating business. Through a filing in the office of the Secretary of State of Delaware on October 30, 1992 the Company amended its Articles of Incorporation to change its name to Normed Industries, Inc. The certificate of incorporation was again amended on January 17, 1995 increasing the number of shares of common stock to 20,000,000 and 5,000,000 shares of preferred stock. On March 28, 1995 the Company amended its certificate of incorporation with a change of name to Highland Resources, Inc. and on November 3, 1997 the Company amended its certificate of incorporation to change its name to Highland Holdings International, Inc.

Mineral Rights Owned
--------------------
On October 2, 1997 Highland Holdings International, Inc. (HHII) purchased 75% of the mineral rights of three mineral properties held by Derena-Desarrollo de Recursos Naturales S. de R.L. a Honduran based company. These properties were transferred during 1999 to Highland Resources Honduras, S.A. On December 18, 1998, Highland Holdings International acquired an additional 20% of the mineral rights of the three properties, bringing its total holdings up to 95%.

The three mineral properties are a) the Zapote (Rey del Oro Mine) with 4 mining concessions; b) the Jimingula based metal exploration claim and, c) The Derena gold exploration claim. All three mineral properties were originally staked by Derena-Desarrollo de Recursos Naturales S. de R.L. - a Honduran mining company founded by Mr. Lennart Mattsson and John Svanholm in 1982. Both Mr. Mattsson and Mr. Svanhom were long-term United Nations employees in Honduras. Upon retirement they founded the Derena company.

Derena spent 15 years staking and exploring the areas of interest by Mr. Svanholm, who died while working on the company's prospects. Mr. Mattsson has continued his role as Derena's administrator and primary financier.

In July 1997, Highland Holdings exercised an option to acquire the mineral properties. On October 7, 1997, Highland assumed them. At this time, five vein structures have been found within the four Zapote mining concessions; preliminary sampling at the Derena exploration claim showed some gold mineralization at outcrops and old workings; surface showings of copper, silver, zinc, and mercury had been found along a seven-kilometer fault-controlled trend at Jimingula.

During the past year the Company has done exploration work at the Zapote 1 with the construction of a shop and warehouse at Zapote 1. Existing adits have been extended and treachings has been carried out to explore surface exposure of vein outcrops. In addition, extensive sampling (1,100 plus samples) of known gold

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bearing veins. The clarity of low cyanide is acceptable for the extraction of gold. It is also considered operationally efficient to extract gold. The company purchased an air compressor, jack hammers, generators and located for purchase a backhoe, portable crusher and other required equipment.

The Company also leased properties in Brazil and Arizona, USA but has not continued any exploration on these properties during the last year and does not foresee any resumption at the present time.


Engineering
-----------

The 400 hectare Zapote mining concession block is centered on the Rey del Oro mine which operated by a German group until 1943 when Honduras declared war on Germany and the owners were forced to leave the country. The property was acquired by Derena in 1982 which located two high-grade (plus 30g/t) ore shoots in the old workings that the Germans apparently overlooked. Samplings by Derena and independently by the Honduras Ministry of Natural Resources and Environment, both of which have been confirmed by Highland check sampling, shows medium to high-grade gold mineralization on surface and underground vein structures. A preliminary assessment of the Rey del Oro mine and surrounding acreage by Highlands; mining consultants, Loeb Aron & Company, indicates at least four multiple vein structures and other areas on the concession block may also contain similar deposits as suggested by surface indications not yet sampled at depth.

The 3,600 hectare Derena exploration claim with limited prospecting has found gold mineralization on surface outcrops and from underground workings. The property was reportedly worked in the 1930's using "arractre" a simple grinding device powered by mules for gold recovery. An extensive program of exploration is needed to evaluate the potential of the property.

Brazil
------
The 934 hectare Gandarela Gold project comprised from three exploration permits had 8,365 meters of surface and underground diamond-core drilling yielding 3,202 samples.

Arizona
-------
Consisted of 18 unpatented mining claims situated in Pima County, Arizona purchased from Livingstone Exploration Corp., a State of Arizona corporation in 1998.



ITEM 2.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 AND THE PERIOD FROM INCEPTION (March 23, 1992) T0 DECEMBER 31, 1999.


Exploration Stage Activities:


     The Company has been a exploration stage enterprise from its inception March 23, 1992, to December 31, 1999. The Company is an exploration stage company involved in the exploration of a gold mining concession in Honduras which began in October, 1997.

     The Company was formed on March 23, 1992 and remained inactive until March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in its Lagoa da Pedra Project from the Lagoa da Pedra Partnership

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for 34,202 of the Company's common shares. As of December 31, 1996, the Company had concluded that the Logoa da Pedra Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and had charged the mineral costs $446,967 accumulated for this project were charged to operations for the year ending December 31, 1996.

     On June 27, 1996, the Company, under the same management, entered into an agreement with Minas Novas Pesquisa E Lavra S.A. ("Minas Novas"), a Brazilian corporation for the acquisition of 95% of the issued and outstanding stock of Minas Novas which included various mineral properties in Brazil. As of December 31, 1998, the Company, under the direction of a new President, John Demoleas, had concluded that the Minas Novas Project was not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the accumulated mineral costs of $225,191 to operations as of December 31, 1998.

     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 2,000,000 shares of common stock to various parties in consideration for the purchase of 1 unpatented mining claims situated in Pima County, Arizona, valued at $20,000. As of December 31, 1998, the Company has concluded that the Arizona Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the mineral costs of $29,658 accumulated for this to operations for the year ending December 31, 1998.

     In October, 1997, the Company, through its subsidiary Highland Resources Honduras S.A., of which the Company owns 95%, entered into an agreement for the purchase of 100% ownership of the mineral rights from Desarrollo De Recursos Naturales, S. de R.L. de C.V., ("Derena") consisting of mineral concessions aggregating 18,000 hectares. As of December 31, 1999, the property in Honduras is the only active mining project that the Company feels will be capable of yielding production level quantities of gold. As of December 31, 1999, the Company has charged an aggregate of $705,869 to exploration costs. The Company is in the process of pursuing and finding a management team to complete the feasibility studies and conducting geologic exploration and analyze test borings of the Honduras project.

     To finance these activities, the Company sold through the period from 1995 through September 30, 1997 an aggregate of 300,000 shares of common stock with an aggregate consideration of $105,000. The Company has sold for the period of October, 1997 through December 31, 1999 an aggregate of 12,798,114 shares of common stock for an aggregate consideration of $954,506.

     There can be no assurance that production will develop. Further investments into exploration activities as defined in the Company's operating plan will significantly reduce the cost of preparation, processing and production by enabling the Company to operate without reliance upon outside vendors and suppliers.

     During this exploration period, the Company has been financed through loans that were subsequently converted to 965,562 shares of common stock aggregating $265,741, and through the sale of 11,736,528 shares of common stock aggregating $990,000.

     Results of Operations for the year ended December 31, 1999 as compared to the year ended December 31, 1998.

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     For the year ended December 31, 1998 and 1999, the Company has not generated any revenue from the production and sale of minerals.

     The Company's general and administrative costs aggregated approximately $67,110 for the year ended December 31, 1999 as compared to $348,548 for the year ended December 31, 1998 representing a decrease of $302,938. This decrease represents managements desire to restrict available moneys to exploration of the Honduras concession during the year ended December 31, 1999. Moneys were spent as follows: professional fees of $6,596; and office expenses of $20,109; salaries of $18,905. An expense breakdown for the year ended December 31, 1998 included office expense $52,621; Consulting and public relations of $87,500; rent of $9,200; payroll of $99,155; travel of $49,225; Professional fees of $44,506 and gain on foreign exchange of $27,841. The extensive reduction in expenses for the year ended December 31, 1998 include elimination of the expenses related to separate office and administration which was closed at the end of 1998, reduction in salary expense, reduction in travel expenses and the focus by the Company on utilizing available cash in developing the property in Honduras and the cessation of expenses related to the Brazil properties. The Company chose to consult with a public relations expert to generate and maintain awareness of the Company and its operations with the investing public. At the time, the company had 400 shareholders across North America. Services offered by the public relations experts included preparation and dissemination of press releases, news announcements and quarterly shareholder letters. They also designed and developed the company brochures and created a company website.


Liquidity and Capital Resources.


     The accompanying financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses from inception to December 31, 1999 of $2,230,008. Although expenses in 1999 include non-cash charges aggregating $1,017,253 (amortization and depreciation charges of $4,533 and interest expenses of $64,877, the Company has not generated positive cash flow from operations in 1999. These factors indicate that the Company's continuation as a going concern is dependent upon, among other things, its ability to obtain adequate financing.

     The Company's cash balance at December 31, 1999 was $5,678. Working capital at December 31, 1999 was negative by $208,176. For the year ended December 31, 1999, the Company continued to be funded in part by the sale of 7,600,000 shares of common stock aggregating $114,000 and from the proceeds from the sale of a convertible bonds and the subsequent conversion into an aggregate of 799,999 shares of common stock for an aggregate of $49,032 and an officer loan of $50,000. For the years ending December 31, 1998 and 1999, the Company experienced losses of $940 and $1,699 through the conversion of Canadian dollars into U.S. currency. However the Company does transfer US Dollars into the accounts of its subsidiaries in Canada and Honduras and in the past Brazil. Assets and liabilities were translated using the exchange rate at the balance sheet date; revenues, expenses, gains and losses were translated by using the weighted average exchange rate for the period from January 1, 1999 to December 31, 1999.

     The Company was funded during 1998 and 1999 through the sale of convertible notese and the subsequent conversion into shares of common stock. As of December 31, 1998, the Company had converted $101,000 in debt into an aggregate of

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1,018,584 shares of common stock for an average conversion price of $.10 per share. As of December 31, 1999, the company converted the balance of $24,000 into 799,683 shares of common stock in consideration for the conversion of $24,000 in debt $.03 per share. On the dates of conversion of the promissory notes, the conversion prices were less than the fair market values of the common stock, hence a beneficial conversion feature is attached to these convertible notes., For the year ended December 31, 1998 and 1999, the amount of this beneficial conversion feature is $41,248 and $7,994 respectively and has been recorded as interest expenses and additional paid-in-capital for the years ended December 31, 1998 and 1999.

     Interest was payable at the rate of 12% in advance upon the closing of the issuance of this Note. The holder of this Note had the right to convert this Note, in whole or in part at any time into shares of common stock at the lesser of 75% of the lowest closing bid price for the shares quoted on the Bulletin Board for the 5 day trading period on the day prior to the conversion date, or the lowest closing bid price for the shares quoted on the Bulletin Board for the five day trading period ending on the day prior to the date.

     The Company was also funded during 1998 through the sale of an aggregate of 4,101,528 shares of common stock for an aggregate consideration of $280,000.

     For the year ended December 31, 1998, the Company expended cash as follows: the purchase of office equipment aggregating $6,584 the payment of a security deposit of $2,853. For the year ended December 31, 1999, the Company expended cash for operations aggregating $134,845 essentially for further exploration of the Company's mineral properties. During the latter part of 1998 and throughout 1999, the Company drastically reduced expenses focusing all its available cash on the exploration of the Honduras property. The Company reduced its expenses for the maintenance of an office in Toronto and sharing office space with George Nadas. The Company further eliminated the need for 2 employees and reduced salary expense for the President and Comptroller. Travel expenses for administrative staff were further reduced during 1999 with the shift in requiring the present staff in Honduras to increase their work load and handle those administrative functions previously accomplished in Toronto.

     During 1999, the Company further restricted its expenses for exploration expenses to the Honduras project eliminating all expenses for Brazilian projects. As of December 31, 1998, the Company has concluded that the Minas Novas Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the cost to purchase the Minas Novas project of $380,000 to operations for the year ending December 31, 1998. Management is also of the opinion that Minas Novas Pesquisa E Lavra S.A. has not lived up to the terms and conditions of the contract for purchase, exploration and development entered into on September 11, 1997 and has discontinued any further relationship with the shareholders of Minas Novas. The Company has also placed a stop transfer order on the 250,000 shares of common stock that were issued as a further inducement and as additional consideration and collateral for the consummation of this purchase agreement and has requested the return of these shares. Management is also of the opinion that it is not liable for default of monies due under the terms of this agreement and has written off additional liabilities aggregating $603,000. Pursuant to the terms and conditions of the agreement, the Company may be liable for liquidated damages of up to $210,000 if litigation should occur.

     In the opinion of management, there is in fact very little likelihood that the liquidated damages will ever be paid. The people at Minas Novas have taken back their shares of stock, kept any equipment and improvements that were made a

                                       7
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part of the property, kept any additional cash that was paid to them and in addition have kept all of the shares of common stock issued to them except for the stop transfer on the 250,000 shares. This enrichment amounts to far in excess of any loss they have suffered. However, the costs of bringing the lawsuit in a foreign country would only bring the Company additional expenses beyond what the potential near term value of the resources to be recovered. Whatever resources the Company has at its disposal may well be better spent on the Honduras property which is in fact showing promise. Further the laws of Brazil legislated in the last few years only serve to make mining operations in Brazil more expensive than the value of the minerals to be obtained.

     The Company experienced an apparent volatility in the average price per share of common stock issued and valued for accounting purposes. The price per share was derived by dividing the number of shares of common stock originally issued and latter adjusted for reverse splits in the number of shares outstanding in a 17,500 forward split on January 24, 1995; a 30 to 1 reverse split on April 4, 1997 and a 7 to 1 reverse split on July 1, 1998 and such the per share amounts have been adjusted to reflected the adjusted number of shares. In addition, Management believes that the slow progress of the exploration work, the inability of the company to find a major joint-venture partner or equity partners, the over all decline in gold prices worldwide and the general downturn of the mining industry were all factors contributing to the volatility of the share price.

     Management believes that it will be required raise funds in addition to funds provided by personal resources. Management believes that approximately $300,000 will be needed from either personal resources or needed to be raised through private placements or a public offering in order to complete preliminary exploration, purchase equipment and begin production. The proceeds from these fund raisings from one or more of these sources should be sufficient to satisfy Management's objectives of purchasing equipment for office, production and exploration of $100,000, conduct ore testing amounting to $30,000; pay consultants $80,000; salaries of $30,000; office expenses of $30,000; telephone of $10,000; and pay travel expenses of $20,000. The ability of the Company to remain as a going concern over the next 12 months to further explore the Honduran property and cover its administrative obligations is dependent on its ability to raise capital which has come from management since September 1999. There remains substantial doubt about the company's ability to raise capital in the market s and how long management can continue to fund operations.

     Income tax: As of December 31, 1998 and September 31, 1999, the Company had a tax loss carry-forward of $1,573,379 and $1,749,580 respectively. The Company's ability to utilize its tax credit carry-forwards in future years will be subject to an annual limitation pursuant to the "Change in Ownership Rules" under Section 382 of the Internal Revenue Code of 1986, as amended. However, any annual limitation is not expected to have a material adverse effect on the Company's ability to utilize its tax credit carry-forwards.

     The Company expects its capital requirements to increase over the next several years as it continues to develop its business, increases sales and administration infrastructure and embarks on developing in-house business capabilities and facilities. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's present management can fund or raise funds to continued capital requirements, the costs and timing of expansion of exploration, property development, facilities expansion needs, and competition in the business entered into.

     The Company believes that its available cash and cash from management contributions is not sufficient to satisfy its funding needs to complete the Company's exploration needs and bring the company to an exploration stage. The

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Company will continue to seek working capital from private placements and will seek to conduct a public offering for its securities once the Company has been approved to become a reporting Company. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all. If the Company is unsuccessful in raising capital in a timely manner to continue the Company's exploration process, this will significantly delay the Company from achieving profitable operations.

     If management is unable to provide funds from private sources or raise funds through private or public offers, this could materially jeopardize the Company's ability to continue as a going concern and may even cause the Company the continued ownership of the present mineral holdings.

     The Company has been a exploration stage enterprise from its inception March 23, 1992 to present. The Company was initially formed to explore the development and manufacturing of specialty chemical products and applications in the plastics and coasting industries though no business activity was executed in this regard. The Company was dormant from March 23, 1992 to March 13, 1995 when it entered into an agreement to acquire the alluvial gold and diamond mineral rights of the Lagoa da Pedra project in Brazil. The Lagoa da Pedra partnership called for 7,182,315 shares of the company's common stock. This partnership formed under the laws of Brazil on December 31, 1992 consisted of three partners, Jose Lourenco Viana the Company's secretary and treasurer from 1992 until March 1997, when he was replaced by George Nadas but remained a member of the board; Mr. Stetler acted as the Company's president from 1992 until March 1997; Mr. Bruehl acted as the Company's chairman from 1992 until July 1998. Note that in March 1997 Mr. Stetler stepped down as the Company's president to act as the Company's Chief Geologist. He was replaced by Melanie Ellerton until April 30, 1998 when she was replaced by John Demoleas.

     After two years of exploration work, including 2,400 meters of underground development with 3,202 gold samples taken along the reef drives and in drill holes the Lagoa da Pedra project was deemed unfeasible and the company did not continue any exploration activities again until March 1997 when it received several small private placements. This funding eventually enabled the Company to purchase the mineral rights of Derena-Desarrollo de Recursos Naturales S. de R.L. in October 1997 in Honduras.

     To date, the Company is an exploration Stage Company involved in the application and development of a gold mining concession in Honduras which it began in October 1997.

The following claims have not been proven to have a commercial minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed

a. Lagoa da Pedra Project

On March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in its Lagoa da Pedra Project located on the Jequitinhonha river, near Diamantina, Minas Gerais, Brazil from the Lagoa da Pedra Partnership (the Partnership") for 34,202 shares of common stock. The partnership consisted of Charles Stetler, a geologist (owning 12.5% of the Partnership), Jose Lourenco Viana Neto (Diana") (owning 12.5% of the Partnership), Enterprise Gold Limited,a partnership located in Monaco (owning 50% of the Partnership) and Perth Limited of the British Virgin Islands (owning 25% of the Partnership). Charles Stetler and Viana are experienced in the mining industry in Brazil and will manage the operations in Brazil and EGL and Perth

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are investors with international business affiliations that assisted in the corporate development of the operation. The transaction has been accounted for as a reverse merger and is accounted for at historical cost as if a pooling of interests had occurred with the recording of the net assets acquired at their historical book value. The financial statements of the Company have been retroactively restated to include the combined statements of operations and cash flows for the period from inception, March 22, 1992, to March 13, 1995 and the statements of operations and cash flows of Lagoa da Pedra Partnership for the period March 13, 1995. The aggregate moneys spent on the project to date represent $293,197.

The contract for purchase required a payment of $30,000 with a down payment of $5,000 which was paid on May 10, 1993 by the Lagoa da Pedra Partnership and the balance of $25,000 to be paid by December 31, 1996 by the Loagoa da Pedra Partnership. The terms of the agreement were modified on various occasions to extend the time required to pay the balance of $25,000.

As of December 31, 1996, the Company had concluded that the Logoa da Pedra Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and had charged the mineral costs $446,967 accumulated for this project were charged to operations for the year ending December 31, 1996.

b. Option on Acquisition of Minas Novas

On June 27, 1996, the Company entered into an agreement with Minas Novas Pesquisa E Lavra S.A. ("Minas Novas"), a Brazilian corporation for the acquisition of 95% of the issued and outstanding stock of Minas Novas for a purchase price of $380,000.

On September 1, 1997, the agreement was modified as to the terms and conditions as follows:

The Company was given recognition of the $15,000 paid pursuant to the original agreement on June 27, 1996.

On September 11, 1997, the Company issued an aggregate of 2,971 shares of restricted common stock as part consideration in the acquisition of Minas Novas and to extend the deadline for the payment of the purchase price of the mineral property. These shares were subsequently restated to 2,971 upon the reverse split of the Company's stock. The shares were issued as restricted stock and valued at $0.21 per share.

On December 16, 1997, the Company issued an additional 250,000 shares of common stock pursuant to the agreement with Minas Novas to three individuals named in the agreement as follows: 137,500 shares to Friedrich Ewald Renger, 87,500 shares to Victor Eugenio Suckau and 25,000 shares to Lothar Wirth. These shares were issued as a further inducement to extend the deadline for the payment of the purchase price of the mineral property and as additional consideration and collateral for the consummation of this purchase agreement. The shares of common stock, were issued as restricted stock and were valued at $0.25 per share for an aggregate of $62,500 and charged to operations as a cost of acquiring the mineral property. The shareholders' of Minas Novas have an option until September 30, 1998, to require the Company to repurchase the 250,000 shares at $2.00 per share for an aggregate consideration of $500,000 by notifying the company of Minas Nova's intention in writing by September 1, 1998 and must effect payment within 120 days. Thirty days after written notice, interest will accrue at the rate of 2% per month. In the event of default by the Company to repurchase these shares, then the present contract looses all legal validity and all outstanding shares of Minas Novas must be returned to the seller without onus to the seller. Effective September 2, 1998, if the principals of Minas Novas wish to sell on the open market any part of the 250,000 shares of restricted stock, these shares can only be sold in blocks with a combined maximum value of $100,000 in any given month.

The Company also agreed begin to advance money as follows:

$5,000 per month for the next 12 months for payment of administration costs commencing September 1, 1997.

$20,000 toward the costs of the elaboration of the Economic Development Plan as required by the Brazilian government.

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$80,000 for working capital commencing December 1, 1997.

The default of any of the obligations of either the Company or Minas Novas that is not corrected in a maximum period of 30 days, counting the date of the specific notification will cause the dissolution of the contract and subject the Company to a penalty of $210,000 and the return to each party the shares issued pursuant to this contract.

As of December 31, 1997, the Company reflected a total Contract Payable of $603,000 consisting of a $103,000 balance for monies due towards the 4 monthly payments of $5,000 due for 1997, the $80,000 and the $20,000 less $17,000 paid as of December 31, 1997 and the liability for the repurchase of 250,000 shares of common stock for an aggregate consideration of $500,000.

The Company has charged operations for an aggregate of $240,000 representing the $120,000 in operating monies due Minas Novas and $120,000 representing the difference in the purchase price of $120,000 due to the penalties for prolonging payment of the original terms of purchase ($500,000 for the option of the 250,000 shares at $2.00 less the original purchase price of $380,000).

As of December 31, 1998, the Company has concluded that the Minas Novas Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the cost to purchase the Minas Novas project of $380,000 to operations for the year ending December 31, 1998. Management is also of the opinion that Minas Novas Pesquisa E Lavra S.A. has not lived up to the terms and conditions of the contract for purchase, exploration and development entered into on September 11, 1997 and has discontinued any further relationship with the shareholders of Minas Novas. The Company has also placed a stop transfer order on the 250,000 shares of common stock that were issued as a further inducement and as additional consideration and collateral for the consummation of this purchase agreement and has requested the return of these shares. Management is also of the opinion that it is not liable for default of monies due under the terms of this agreement and has written off additional liabilities aggregating $603,000. Pursuant to the terms and conditions of the agreement, the Company may be liable for liquidated damages of up to $210,000 if litigation should occur.

As of December 31, 1999, a lawsuit has not been entered into by either party and in the opinion of management a lawsuit by Minas Novas is not expected considering that they have regained all rights to the property and their shares of stock and the benefits of the Company's investment in property improvements and equipment purchased.

c. Arizona Property

On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 2,000,000 shares of common stock to various parties in consideration for the purchase of 1 unpatented mining claims situated in Pima County, Arizona, valued at $20,000.

This agreement was memorialized on January 23, 1998 with the actual transfer and registration of title to the 18 mining claims. As of December 31, 1998, the Company has concluded that the Arizona Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the mineral costs of $29,658 accumulated for this project and has charged operations for the year ending December 31, 1998.

d. Honduras Properties

In October, 1997, the Company, through its subsidiary Highland Resources Honduras S.A., of which the Company owns 95%, entered into an agreement for the purchase of 100% ownership of the and the mineral rights from Desarrollo De Recursos Naturales, S. de R.L. de C.V., (Derena") consisting of mineral concessions aggregating 18,000 hectares. The agreement was memorialized in Honduras on March 18, 1998 with the recording and registration of the Company rights and titles to the concessions in Tegucigalpa, Honduras through the Company's subsidiary Highland Resources Honduras, S.A.

As of March 31, 1998, title had transferred by agreement but had not been officially registered with the local government.

In June, 1997, the Company paid a fee of $25,000 to Derena for the right to do due diligence on the properties owned by Derena in Honduras. Upon acceptability of the investigation, the Company would obtain 75% ownership of Derena for a cash payment of US$ 250,000. In December, 1998, the percentage of ownership was renegotiated to become 95% ownership. Derena's minority holding of 5% would be a "Free carried interest", (i.e. not contributing to exploration, administration and development costs, except as follows:

Production from all properties would be subject to a 2% "Net Smelter Royalty", payable to Decenna, Mr. Mattsson and/or his assignees and/or successors.

For a period of 5 years from June 10, 1997, the Company have the option to purchase Mr. Mattsson's minority interest interests, whether carried or participatory for the sum of US$ 1,000,000.

Mr. Mattsson has been appointed to the Executive Advisory Board of the Company.

As of December 31, 1998, the Company has paid $391,313 pursuant to the terms of this agreement and the percentage of ownership was renegotiated to become 95%.

     During this period management devoted the majority of its efforts to obtaining, locating and exploring and conducting feasibility studies of properties in Brazil, Arizona, and Honduras. As of December 31, 1998 and September 30, 1999, the Company has narrowed its search to its ownership in a mining concession in Honduras and written off Arizona and Brazil as not being commercially viable to enter into production. During this time period, the Company was in the process of pursuing and finding a management team to begin the process of conducting geologic exploration and analysis of test borings, completing the documentation for and selling initial shares through the Company's private placements; and completing the documentation for the Company's filing of its form 10-SB to become a reporting Company. The Company's management and investments from stockholders and borrowings from related third parties funded these activities. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness or fund its mining exploration activities. From October 1997 to September 1999 the Company completed its evaluation of its three Honduran mining concessions and decided that its best prospects lie with focusing its resources there. There can be no assurance that production will develop. Further investments into exploration as defined in the Company's operating plan will significantly reduce the cost of preparation, processing and production by enabling the Company to operate without reliance upon outside vendors and suppliers.

     During this exploration period, the Company has been financed through loans that were subsequently converted to shares of common stock aggregating $265,741 and through the sale of shares of common stock aggregating $990,000.

Shares issued in 1997.
----------------------
     The shares issued for the Acquisition of Minas Novas on May 5, 1997 adjusted for reverse splits equal to 624,000 shares with a cost per share of $.069 totaling $430,560.
     The shares issued for the Acquisition of the Arizona property totaled 2,000,000 shares with a value of $.05 per share totaling $100,000.
     The shares issued to Minas Novas on December 16, 1997 totaled 250,000 with a value of $.25 per share totaling 62,500.
     Shares issued for consulting in lieu of salaries or fees totaled 1,310,000 shares with a value of $.05 per share totaling $65,500.
The aggregate total of these transactions 658,560.

Shares issued in 1998
---------------------
     Shares issued for consulting on February 4, 1998 in lieu of fees totaled 280,000 with a value of $.05 per share or $28,500.
     Shares issued to the advisory board 30,000 shares with a value of $.05 per share totaling $1500.
     Shares issued for consulting to A-Z Professional Consultants, 600,000 shares with a value of $.05 per share totaling $30,000.

MARKETING PLANS

The market for the sale of gold is well defined and the Company intends to review each of the potential ways in which gold is commercially sold at such time as the feasibility reports show the quality and the content of the reserve on each property.

Background
----------
Honduran Mining Law.
--------------------
Mineral rights in Honduras belong to the federal government, and the exploration and mining of mineral is governed by the Mining Code of 1968. Exploration and mining rights are granted by the Ministry of Mines and Hydrocarbons on a priority-of-request basis as permits and concessions. Honduran citizens, foreign citizens, Honduran companies and foreign companies with legal representation in Honduras call all request exploration permits and mining concessions. All metallic minerals are open to exploration on a permit basis, however gas and oil are regulated by a separate code of law. Mining and exploration activities are considered a public utility and thus take priority over the private exploration of land. The development of mineral properties is divided into three phases under the Honduras Mining Code.

Reconnaissance.
     All lands, both state and private are open for prospecting except areas covered by valid permits and concessions or withdrawn reserves. Permission to conduct renaissance prospecting on private land can be obtained through the Ministry of Mines. Highland Holdings International, Inc. has obtained the valid permits and concessions.

Exploration Permits
     Exploration permits are granted for periods of 2 to 4 years and can be renewed once for a period of 2 to 4 years so that the total period of validity does not exceed 6 years. All land is open to staking except areas specifically withdrawn as ecological, mineral or archaeological reserves. Permits are granted for a minimum area of 400 hectares to a maximum of 50,000 hectares. No company or individual can hold more than 200,000 hectares of permit area. The exploration permit is granted in the form of a contract with the Ministry of Mines based on an exploration plan and budget submitted by the requesting company. Non-fulfilment of the exploration plan can result in cancellation of the balance remaining on the time of the permit. The Company presently holds exploration permits for a total of 18,200 hectares.

Mining Concessions.
     Mining concessions are granted for a period of 40 years with the right to a 20 year extension. Concessions are granted for a minimum area of 100 hectares and a maximum area of 400 hectares. No company can hold more than 20,000 hectares of mining concession area in Honduras. However, mining concessions and installations are considered real property and cn be mortgaged as such. Highland Holdings International, Inc. wholly owned subsidiary, Highland Resources, Honduras S.A. (HRH) presently holds 4 mining concessions. No mortgage or other encumbrance is presently in effect.

Importation of Mining Equipment
-------------------------------
Mining equipment not manufactured in Honduras or Central America can be imported by holders of a valid mining concession without payment of import duties. The importation of equipment has been discussed with both Highland's Honduran attorney and the Chief Geologist at the Ministry of Mines. The paper work required to approve the importation of equipment can take up to two months.

Environmental Regulations.
--------------------------
A General Law of the Environment was decreed in 1993. This law requires the drafting of an environmental impact report for any mining project and the licensing of any potentially-polluting industrial activity. The issuance of a mining concession is not dependent on obtaining the environmental license. Fulfilment of environmental requirements must be done within 18 months following the issuance of a concession. The Company will not have any difficulty in meeting the requirements which are not considered rigorous.

Taxes.
------
Mining concessions are subject to a small fee on the areas of concessions. This tax is now being revised due to the devaluation of the Honduran currency, the Lempira. The Federal Government also collects a one percent to two percent royalty of production. As an incentive for mining, both the royalty and the area fee are forgiven during the firs five years of operation. According to Highland's Honduran attorney the maximum income tax rate is forty percent. The Company has not paid any taxes to date and does not expect to pay any for the next year.

REGULATIONS

The Company is subject to many laws and regulations both in the United States and, internationally. The Company does not anticipate any difficulty in the future in complying with all applicable Laws and Regulations in the performance of its operations. The Company cannot predict the impact of possible changes in response to future legislation, rules or governmental requirements including regulations which may affect the ability of the company, as well as others in the industry, to develop and market products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

COMPETITION

The Company is in an industry the selling price of which is controlled by buyers in London and New York. The Company is under-capitalized to compete against the major gold producing companies which are located around the world. The Company will be dependent upon external forces in the sale of its products. The present selling price of gold, slightly under US$300 per oz., is a price at which the Company is capable of competing. There can be no assurance that the Company can develop superior or more cost effective products than its competitors, or that it can successfully market its product.

ECONOMIC RISKS

Local, National and international economic conditions may have a substantial adverse effect on the efforts of the Company. A downturn in the United States economy could reduce the amount of disposable cash that individuals are willing to pay for products made with gold or the amount they are willing to purchase.

EMPLOYEES

At the present time the Company employs a total of 14 mining personnel at the Honduran properties. There are no employees in the United States.

RESEARCH AND DEVELOPMENT

During the first three years of operation, the total cost of research and development was $1,145,010.

PATENTS AND TRADEMARKS

The Company does not own any Patents or Trademarks and does not have any intention at the present time to file any Patent or Trademark Applications.

REPORTS TO SECURITY HOLDERS

Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. However, once we become a reporting company, we shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. Also we shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which our shares may be traded. If we are not required to deliver annual reports, it is not likely that we will go to the expense of producing and delivering such reports. If we are required to deliver annual reports, such reports will contain audited financial statements as required.

Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission (the "Commission"). Once we become a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-Kand Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If we issue additional shares, then we may file additional registration statements for those shares.

IMPACT OF Y2K ON COMPANY

The Year 2000 issue arising out of computer programs is not expected to affect the Company, its mining operations or its plans for sales. We intend to timely update our accounting and other systems which are determined to be affected by Year 2000 by purchasing Year 2000 compliant equipment including software or hardware available from retail vendors at reasonable cost. We have not yet contacted any of our vendors to determine their status as to the Y2K compliance. The Company does not know the status of Honduras as a country and the effect of Y2K on the Country.


ITEM 3. DESCRIPTION OF PROPERTY

The three mineral properties are a) the Zapote (Rey del Oro Mine) with 4 mining concessions; b) the Jimingula based metal exploration claim and, c) The Derena gold exploration claim. At the Zapote mining concessions, high-grade gold near-surface mineralization has been sampled in mine working indicating at least five god deposits with a potential resource of 1,000,000 troy oz. Other areas on the concession block may also contain deposits but as yet are not sampled at depth.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares by (a) each person known to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, (b) the Directors of the Company and (c) the Directors and Officers as a group.

                                      NUMBER OF SHARES OWNED     PERCENTAGE OF
NAME                                      (COMMON STOCK)         SHARES ISSUED
----                                      --------------         -------------
John Demoleas                                9,174,285              62.473%
Directors and Officers as a group            9,523,285              64.850%
Beneficial owners of more than 5%
  of the Company's outstanding shares are:
John P. Demoleas                             9,174,285              62.473%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors, Executive Officers, Promoters and Control Persons are listed below:

Name                             Age            Position
----                             ---            --------
John P. Demoleas                 40             Chairman, President & CEO
George Nadas                     46             Secretary/Treasurer and Director
Charlie Stetler                  50             Director
Annette Reichmann                60             Director


The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholder's meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Mr. John P. Demoleas.  Chairman, President and CEO. May 1998 to Present
Since 1988 Mr. Demoleas has served as Executive Director of St. Peter's Foundation, which implements corporate development programs and manages investment and endowment funds. In 1996 he established The Foundation for Healthy Children, a non-profit corporation, and serves as its President and CEO. Mr. Demoleas holds joint MPH-MBA degrees from Columbia University.

Mr. George Nadas, Vice President and Director March 1997 to Present
Since 1989, Mr. Nadas has been a founder and partner in Reiter & Nadas Chartered Accountants has a strong financial background which includes Controller of VasCATH,, Inc. a medical products manufacturer, and V.P. Finance of Safety House of Canada, Ltd. He earned his Bachelors degree in mathematics with Honors from the University of Waterloo, Ontario, Canada.

Mr.Charles Frederick Stetler, Director March 1995 to Present
Mr. Stetler served as President and CEO from March 1995 to March 1997 and from that date until the present he has served as the chief Geologist and Director. Mr. Stetler has over 25 years experience in assessing geological potential and is responsible for financial and technical planning, property evaluation and acquisition. Before joining Highland, Mr. Stetler served as a mine geologist and director of exploration at several international mining and exploration operations. He earned his Bachelors degree in geology at the University of California at Los Angeles.

Ms. Annette Reichmann, Director March 1997 to Present
Ms. Reichmann, founder of A/R Management Services, has employed her business skills since 1977 to assist management of small businesses in the areas of tax planning, and management. She earned her degree in Business Administration at Dinkreve Institute in Amsterdam. She has also been an owner of the Sundance Equestrian Riding Centre.


ITEM 6. EXECUTIVE COMPENSATION

No cash compensation has been paid to any executive.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Director, Officer, Promoter or Control Person is, or has been in debt to the Company.


ITEM 8. DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value of which on the 30th of November 1999, 14,684,897 shares were issued and outstanding. The company is authorized to issue 5,000,000 shares of Preferred Stock $.001 par value of which on the 30th of November 1999 no shares were issued and outstanding. There are 288 shareholders of common stock as of 11/30/99.

Shareholders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed and thus holders of more than 50% of the shares voting for Directors can elect all Directors. The holders of Common Stock have no preference rights to purchase new issues of the securities of the Company.

Dividends may be paid if, and when, declared by the Board of Directors. All shares are non-assessable and fully paid.

Upon liquidation or dissolution of the company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of the debts. There are no redemption, conversion or pre-emptive rights attached to the Common Stock.

Transfer Agent and Registrar
----------------------------
The Transfer and Registrar of the Company is:
Liberty Transfer
Attn: Jean M. Lewin
Box 558 Huntington, New York 11743
191 New York Ave. Huntington New York


PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Until recently the Company's Common Stock was traded over-the-counter on the Bulletin Board by the National Association of Securities Dealers (NASD) under the Symbol - "HHII". At present it is traded by the National Quotation Service (Pink Sheets) under the Symbol HHIIe.

There are 4,044,279 shares of free trading shares of the Company's Common Stock. As of December 31, 1999, the High and Low Bids for the securities during the previous two years by quarter were:

                           1998                    1999
1st Quarter           3.843  - .406             .15  -  .01
2nd Quarter            .70   - .11              .05  -  .02
3rd Quarter            .20   - .04              .05  -  .02
4th Quarter            .10   - .01              .21  -  .02
These prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

Highland's common stock is covered by the Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause less broker-dealers to make a market and it may affect the level of news coverage we receive.

As of November 30, 1999 there were 288 shareholders of the Company's Common Stock. The Company has not declared or paid any dividends on its stock, and does not anticipate declaring any dividends in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS.

The Company is presently not a plaintiff nor a defendant in any action nor is aware of any circumstance which would cause litigation to be commenced.


ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

All shares issuance reflect a 17,500 forward split on January 24, 1995; a 30 to 1 reverse split on April 4, 1997 and a 7 to 1 reverse split on July 1, 1998.

On March 31, 1992, the Company issued, pursuant to regulation D, 8,333 shares of common stock to Mr. Roger Fidler in consideration for the contribution of $1,500 in cash and $500 in organization costs or $0.24 per share.

On March 13, 1995, The Company entered into an agreement to obtain the alluvial gold and diamond mineral rights in its Lagoa da Pedra Project of the Lagoa da Pedra Partnership for 34,202 shares of common stock, pursuant to regulation D, Rule 504 with an aggregate consideration of $293,197 or $8.57 per share.

On September 11, 1996, the Company issued, pursuant to regulation D, Rule 504, 10,057 shares of common stock in consideration for the forgiveness of $147,376 in loans to the Company or $14.65 per share.

On September 11, 1996, the Company issued, pursuant to regulation D, 2,971 shares of common stock as part consideration in the acquisition of Minas Novas valued at an aggregate consideration of $624 or $0.21 per share.

On May 5, 1997, the Company issued, pursuant to regulation D, Rule 504 an aggregate of 285,714 shares of common stock to various parties in consideration for the purchase of 18 unpatented mining claims situated in Pima County, Arizona, valued at $20,000 or $.07 per share.

On May 5, 1997, the Company issued, pursuant to Regulation 701, an aggregate of 187,143 shares of common stock to various related parties to the Company in consideration of consulting services valued at $13,100 in services or $.07 per share. These shares were issued prior to the reverse split of 1 new for 7 old shares and were issued in the following adjusted amounts. Charles Stetler 28,571; Hardport Investments 28,751; Perth Ltd. 42,857; Crocker Capital Ltd. 14,286; George Nadas 14,286; Annette Reichman 1429; Melanie Ellerton 14,286.

On May 30, 1997, the Company sold 42,857 shares of common stock, pursuant to Regulation D, Rule 504, for an aggregate consideration of $15,000 or $.35 per share.

As of June 30, 1997, the Company sold 257,143 shares of common stock at $.05 per share, pursuant to a private placement under Regulation D "Rule 504" of the Securities Act of 1933, as amended, for an aggregate consideration of $90,000 or $$.35.

On December 16, 1997, the Company issued, pursuant to regulation D, 35,714 shares of common stock pursuant to the agreement with Minas Novas Pesquisa E. Lavra S.A. to three individuals named in the agreement as follows: 19,643 shares to Friedrich Ewald Ronger, 12,500 shares to Victor Eugenio Suckau and 3,571 shares to Lothar Wirth for an aggregate consideration of $31,500 or $0.88 per share.

On December 16, 1997, the Company issued, pursuant to regulation 701, 4,286 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $0.35 per share.

On December 16, 1997, the Company sold, pursuant to regulation D, Rule 504, 75,000 shares pursuant to Regulation D for an aggregate consideration of $525,000 or $7.00 per share.

During the year 1998, the Company issued, pursuant to regulation D, Rule 504 an aggregate of 380,000 shares of common stock for an aggregate consideration of $62,500 in consulting fees or an average of $.16 per share

During 1998, the Company sold, pursuant to Regulation D Rule 504, 599,950 shares of common stock through the initial sale of $96,000 in convertible debt that was converted into shares of common stock during the year at an average conversion price of $.16 per share.

The Company sold, pursuant to Regulation D Rule 504, an aggregate of 604,761 shares of common stock in consideration for $156,000 through the completion of a private placement at $.26 per share.

The Company sold, pursuant to Regulation D Rule 504, an aggregate of 3,156,767 shares for an aggregate consideration of $90,000 through the completion of a private placement at $.03 per share.

As of September 30, 1999, the Company sold, pursuant to Regulation D Rule 504, 355,555 shares of common stock for $22,365 or $0.06 per share.


Related Party transactions
--------------------------
On March 31, 1992 the Company issued 100 common shares to Mr. Roger Fidler in consideration for $1,500 in cash and the contribution of $500 in organization costs.

On March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in the Lagoa da Pedra Project from the Lagoa da Pedra Partnership for 7,182,315 of the Company's common shares, pursuant to regulation D,.

On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 1,310,000 shares of common stock to various related parties to the Company in consideration for services of $13,100 in services valued at $.01 per share.

On December 16, 1997, the Company issued, pursuant to regulation D, 30,000 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $.05 per share.

On February 4, 1998, the Company issued, pursuant to regulation D, 7,143 post split shares of common stock to John Demoleas, President, in consideration of consulting fees valued at $5,000 or $0.10 per share.

On July 10, 1998, the Company sold 190,476, pursuant to Rule 504, post split shares of common stock to John Demoleas, President, in consideration for $40,000 or $0.21 per share.

On September 9, 1999, the Company issued, pursuant to Rule 504, 726,666 shares of common stock to John Demoleas in consideration for services valued at $14,533 or $0.02 per share.

As of September, 1999, the Company sold, pursuant to regulation D, 7,300,000 shares of common stock to John Demoleas for an aggregate consideration of $104,000 or $0.014 per share.

As of September 30, 1999, the Company sold, pursuant to regulation D, 300,000 shares of common stock for $10,000 or $0.067 per share to Mr. George Nadas, Secretary.

As of September 30, 1999, the Company sold, pursuant to regulation D Rule 504, 7,300,000 shares of common stock for $104,000 or $0.01 per share to Mr. John Demoleas, President.

On September 30, 1999, the Company issued and placed into escrow 600,000 shares of restricted common stock to A-Z Professional Consultants, Inc. (a Utah corporation) in reliance on Regulation D Rule 504 to be issued for the performance of financial consulting services and valued at $.05 per share. A total of 300,000 of these shares have been delivered with the balance upon completion of the consulting services.

b. Officer Compensation
For the year ended December 31, 1998 and for the nine months ended September 30, 1999, the Company has not paid any salary to any of the officers.



ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has provided in its amended by-laws for the indemnification of Director, Officer, agent or employee as to liabilities. The reference in the by-laws refers to the indemnification provided under Section 145 of the Delaware Code as amended which provides for the indemnification of officers, directors, employees and agents who a made a party to or threatened pending or completed suit or proceeding, whether civil, criminal administrative or investigative for actions taken by them as a corporate officer, director, employee or agent in a manner which "if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful."

The Company has the authority under Delaware Code, Section 145 to purchase insurance but as of this date has not purchased insurance to cover any indemnification.


DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Amended and Restated by-laws contain provisions eliminating the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Nevada statutes making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the company protection against awards of monetary damages resulting from breaches of their duty of case (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

FINANCIAL DATA SCHEDULE
As of December 31, 1999

Cash and Cash Items                                                 $    36,209
Inventory                                                           $         0
Accounts Receivable                                                 $         0
Prepaid Expenses                                                    $     1,104

Total Current Liabilities                                           $     4,958
Officer Loan Payable                                                $    50,000
Contract Payable                                                    $   210,000

Common Stock                                                        $    14,685
Additional Paid In Capital                                          $ 1,984,354
Accumulated other income (Currency Translation)                     $     5,982
Accumulated deficit during exploratory stage                        $(2,230,008)

Total liabilities and stockholders' equity                          $    39,971

Net income (loss)                                                   $(2,208,654)
Income tax due or expense                                           $         0

Fully diluted net loss per share                                    $     (0.22)


PART F/S

The Independent Auditor's Report and the Financial Statements for the year ending December 31, 1999 are included in addition to the Independent Auditor's Report and Financial Statements for the year ending December 31, 1998.

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775


To The Board of Directors and Shareholders of Highland Holdings International, Inc. (an exploration stage company)

I have audited the accompanying consolidated balance sheet of Highland Holdings International, Inc. ( an exloration stage company) as of December 31, 1999 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 and 1999. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Highland Holdings International, Inc. (an exploration stage company) as of December 31, 1999 and the related consolidated statements of operations, cash flows and shareholders' equity for the years ending December 31, 1998 and 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Highland Holdings International, Inc. (an exploration stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Highland Holdings International, Inc. (an exploration stage company) to continue as a going concern.


/s/ Thomas P. Monahan
---------------------
Thomas P. Monahan, CPA

April 28, 2000
Paterson, New Jersey


*Audited financials 1998 previously filed.


                          HIGHLAND HOLDINGS INTERNATIONAL, INC.
                             (an exploration stage company)
                               CONSOLIDATED BALANCE SHEET


                                                                             December 31,
                                                                                1999
                                                                                ----
                                         Assets
Current assets
  Cash                                                                       $     5,678
  Investments                                                                     30,531
  Prepaid expenses                                                                 1,104
                                                                             -----------
  Total current assets                                                            37,313

Furniture and fixtures-net                                                         2,658


Total assets                                                                 $    39,971

                          Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and accrued expenses                                      $     4,958
  Officer loan payable                                                       $    50,000
  Contract payable                                                           $   210,000
                                                                             -----------
  Total liabilities                                                              264,958
Stockholders equity
  Preferred stock- $.001 par value, authorized 5,000,000 shares
     The number of shares outstanding at December 31, 1999 was -0-
  Capital stock- $.001 par value, authorized 20,000,000 shares
     The number of shares outstanding at December 31, 1999 was 14,684,581         14,685
  Additional paid in capital                                                   1,984,354
   Accumulated other comprehensive income:Currency translation                     5,982
  Accumlated deficit during development stage                                 (2,230,008)
                                                                             -----------
Total stockholders equity                                                       (224,987)
                                                                             -----------
Total liabilities and stockholders equity                                    $    39,971
                                                                             ===========


                     See accompanying notes to financial statements.
                                           F1

                           HIGHLAND HOLDINGS INTERNATIONAL, INC.
                              (an exploration stage company)
                           CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                             For the period from
                                                                               inception, March
                                                  For the year     For the       23, 1992, to
                                                      ended       year ended     December 31,
                                                  December 31,   December 31,        1999
                                                      1998           1999          Unaudited
                                                      ----           ----          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net profit (loss)                               $   (18,053)   $  (219,443)   $(2,208,654)
  Depreciation and amortization                         1,370          1,956          4,533
  Issuance of common stock for consulting fees         28,500         30,000        125,500
  Issuance of common stock for mining interests                                     891,753
  Issuance of shares for conversion of debt                           26,667        265,741
  Prepaid expenses                                     (1,347)         4,935         (1,104)
  Accounts payable                                    (19,313)          1571          4,958
                                                  -----------    -----------    -----------
TOTAL CASH FLOWS FROM OPERATIONS                       (8,843)      (154,314)    (1,310,273)

CASH FLOWS FROM FINANCING ACTIVITIES
  Officer loan payable                                                 50000          50000
  Contract payable                                   (393,000)                      210,000
  Proceeds of  convertible note                        22,365
  Currency translation adjustment                        (940)        (1,699)         5,982
  Capital contribution                                                 8,024         35,024
  Sale of stock-net of  offering costs                376,000        114,000      1,052,667
                                                  -----------    -----------    -----------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES              4,425        170,325      1,353,673

CASH FLOWS FROM INVESTING ACTIVITIES
  Marketable securities                                              (30,531)       (30,531)
  Security deposit                                      2,853
  Office equipment                                      6,584                        (7,191)
                                                  -----------    -----------    -----------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES              9,437        (30,531)       (37,722)


NET INCREASE (DECREASE) IN CASH                         5,019        (14,520)         5,678
CASH BALANCE BEGINNING OF PERIOD                       15,719         20,198            -0-
                                                  -----------    -----------    -----------
CASH BALANCE END OF PERIOD                        $    20,198    $     5,678    $     5,678
                                                  ===========    ===========    ===========

                      See accompanying notes to financial statements.
                                           F2

                          HIGHLAND HOLDINGS INTERNATIONAL, INC.
                             (an exploration stage company)
                          CONSOLIDATED STATEMENT OF OPERATIONS

                                                                            For the period
                                                                            from inception,
                                                                            March 23, 1992
                                                For the year     For the          to
                                                   ended        year ended    December 31,
                                                December 31,   December 31,      1999
                                                    1998           1999        Unaudited
                                                    ----           ----        ---------
Income                                          $       -0-    $       -0-    $       -0-

Cost of goods sold                                      -0-            -0-            -0-
                                                -----------    -----------    -----------

Gross profit                                            -0-            -0-            -0-

Operations:
  General and administration                        333,966         47,338        832,676
  Exploration                                        32,635        113,587        705,869
  Non cash compensation-consulting fees              28,500         30,000        125,500
  Non cash payment for minining interests           891,753
  Depreciation and amortization                       1,370          1,777          4,533
                                                -----------    -----------    -----------
Total expense                                       396,471        192,702      2,560,331

Loss from continuing operations                    (396,471)      (192,702)    (2,560,331)

Other income and loss
  Gain on sale of securities                          2,200          2,200
  Interest expense                                  (52,974)       (11,903)       (64,877)
  Write down of debt due to Brazilian parties       393,000        393,000
                                                -----------    -----------    -----------
Total other income and expenses                     340,026         (9,703)       330,323

Net Profit (Loss) from operations               $   (56,445)   $  (202,405)   $(2,230,008)
                                                ===========    ===========    ===========

Net loss per share-basic                        $     (0.01)   $     (0.02)   $     (0.22)
                                                ===========    ===========    ===========
Weighted average number of shares outstanding     2,134,123      9,962,675      9,962,675
                                                ===========    ===========    ===========


                    See accompanying notes to financial statements.
                                           F3


                                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                        (an exploration stage company)
                                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                                  Deficit
                                                                                accumulated
                                                                   Additional     during        Currency
                                          Common         Common     paid in     exploration    translation
          Date                            Stock          Stock      capital        stage       adjustment        Total
          ----                            -----          -----      -------        -----       ----------        -----
03-13-1992                                8,333              8    $     1,992                                 $     2,000
Net loss                                                                             (1,800)                       (1,800)
                                                                                -----------                   -----------
12-31-1994                                8,333              8          1,992        (1,800)                          200
Issuance of stock for acquisition        34,202             34        293,163       293,197
additional capital contribution                                        27,000                                      27,000
Currency translation adjustment
Net loss                                                                            (30,050)                      (30,050)
                                                                                -----------                   -----------
12-31-1995                               42,535             42        322,155       (31,850)                      290,347
Issuance of shares for                   10,057             10        147,366                                     147,376
forgiveness of loans
Issuance of shares for                    2,971              3         43,053                                      43,056
acquisition
Currency translation adjustment
Net loss                                                                           (845,629)                     (845,629)
                                                                                -----------                   -----------
12-31-1996                               55,563             55        512,574      (877,479)      (364,850)
Issuance of shares for                  285,714            286         99,714                                     100,000
acquisition
Issuance of shares for                  187,143            187         65,313                                      65,500
consulting services
Sale of shares                           42,857             43         14,957                                      15,000
Sale of shares                          257,143            257         89,743                                      90,000
Issuance of shares for                   35,714             36         62,464                                      62,500
acquisition
Issuance of shares to Advisory            4,286              4          1,496                                       1,500
Board
Sale of shares                           75,000             75        524,925                                     525,000
Currency translation adjustment                                                                      8,621          8,621
Net loss                                                                         (1,093,679)                   (1,093,679)
                                                                                -----------                   -----------


12-31-1997                              943,420            943      1,371,186    (1,971,158)         8,621       (590,408)
Issuance in consideration for            40,000             40         28,460                                      28,500
consulting fees
Issuance of shares for                1,018,584          1,019         99,981                                     101,000
conversion of debt
Sale of shares through private          604,761            605        155,395                                     156,000
placement
Sale of shares                          340,000            340         33,660                                      34,000
Sale of shares through private        2,738,133          2,738         79,406                                      82,144
placement
Beneficial conversion feature on                                       41,248                                      41,248
loans
Foreign currency translation                                                                          (940)          (940)
Net loss                                                                            (56,445)                      (56,445)
                                                                                -----------                   -----------
12-31-1998                            5,684,898    $     5,685    $ 1,809,336    (2,027,603)         7,681       (204,901)


Table continues on following page.

                                                      F4

                                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                        (an exploration stage company)
                                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
                                                 (Continued)

                                                                                  Deficit
                                                                                accumulated
                                                                   Additional     during        Currency
                                          Common         Common     paid in     exploration    translation
          Date                            Stock          Stock      capital        stage       adjustment        Total
          ----                            -----          -----      -------        -----       ----------        -----
Capital contribution                                                    8,024                                       8,024
Sale of shares through private        7,600,000          7,600        106,400                                     114,000
placement
Issuance of shares for                  799,683            800         23,200                                      24,000
conversion of debt
Issuance of shares for                  600,000            600         29,400                                      30,000
consulting fees
Beneficial conversion feature on                                        7,994                                       7,994
loans
Currency translation adjustment                                                                     (1,699)        (1,699)
Net loss                                                                           (202,405)                     (202,405)
                                                                                -----------                   -----------
12-31-1999                           14,684,581    $    14,685    $ 1,984,354   $(2,230,008)   $     5,982       (224,987)
                                     ==========    ===========    ===========   ===========    ===========    ===========


All shares issuance reflect a 17,500 forward split on January 24, 1995; a 30 to 1 reverse split on April 4, 1997 and a 7 to 1 reverse split on July 1, 1998.



                                See accompanying notes to financial statements.

                                                      F5

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1999


     Note 1. Organization of Company and Issuance of Common Stock
     ------------------------------------------------------------

     a. Creation of the Company

     Highland Holdings International, Inc. (the "Company") was formed on March 23, 1992 under the laws of the State of Delaware as Northern Medical, Inc. with 10,000,000 shares of common stock authorized, $.001 par value each and 1,000,000 shares of preferred stock, $.001 par value each. On October 30, 1992, the certificate of incorporation was amended to change the name of the Company to Normed Industries, Inc. The certificate of incorporation was again amended on January 17, 1995 increasing the number of shares of common stock to 20,000,000, $.001 par value each and 5,000,000 shares of preferred stock, $.001 par value each. On January 24, 1995, the Company forward split the number of shares of common stock outstanding in a ratio of 17,500 to 1 restating the number of shares of common stock outstanding to 1,750,000. On March 28, 1995, the Company amended its certificate of incorporation to change its name to Highland Resources, Inc. On November 3, 1997, the Company amended its certificate of incorporation to change its name to Highland Holdings International, Inc.

     b. Description of the Company

     The Company is an exploration stage company involved in the acquiring and development of a gold mining concession in Honduras. At the report date mineral claims, with unknown reserves, had been acquired. At present, the Company is in the exploration stage and there is no assurance that any of its prospects or properties contain a commercially viable ore body (reserves) until further geologic exploration work is done, and a final feasibility study based upon such work is concluded.

     c. Issuance of Capital Stock

     All shares issued reflect a 17,500 forward split on January 24, 1995; a 30 to 1 reverse split on April 4, 1997 and a 7 to 1 reverse split on July 1, 1998 and such the per share amounts have been adjusted to reflected the adjusted number of shares.

     On March 31, 1992, the Company issued 8,333 shares of common stock to Mr. Roger Fidler in consideration for the contribution of $1,500 in cash and $500 in organization costs or $0.24 per share.

     On March 13, 1995, The Company entered into an agreement to obtain the alluvial gold and diamond mineral rights in its Lagoa da Pedra Project of the Lagoa da Pedra Partnership for 34,202 shares of common stock with an aggregate consideration of $293,197 or $8.57 per share.

     On September 11, 1996, the Company issued 10,057 shares of common stock in consideration for the forgiveness of $147,376 in loans to the Company or $14.65 per share.


     On September 11, 1996, the Company issued 2,971 shares of common stock as part consideration in the acquisition of Minas Novas valued at an aggregate consideration of $43,056 or $14.49 per share.

                                       F6

     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 285,714 shares of common stock to various parties in consideration for the purchase of 18 unpatented mining claims situated in Pima County, Arizona, valued at $100,000 or $.35 per share.

     On May 5, 1997, the Company issued, pursuant to Regulation D, and aggregate of 187,143 shares of common stock to various related parties to the Company in consideration of consulting services valued at $65,500 in services or $.35 per share.


     On May 30, 1997, the Company sold 42,857 shares of common stock pursuant to Rule 504 for an aggregate consideration of $15,000 or $.35 per share.

     As of June 30, 1997, the Company sold 257,143 shares of common stock, pursuant to a private placement under "Rule 504" of the Securities Act of 1933, as amended, for an aggregate consideration of $90,000 or $.35.

     On December 16, 1997, the Company issued 35,714 shares of common stock pursuant to the agreement with Minas Novas Pesquisa E. Lavra S.A. to three individuals named in the agreement as follows: 19,643 shares to Friedrich Ewald Ronger, 12,500 shares to Victor Eugenio Suckau and 3,571 shares to Lothar Wirth for an aggregate consideration of $31,500 or $0.88 per share.

     On December 16, 1997, the Company issued 4,286 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $0.35 per share.

     On December 16, 1997, the Company sold 75,000 shares pursuant to Regulation D for an aggregate consideration of $525,000 or $7.00 per share.


     During the year 1998, the Company issued an aggregate of 340,000 shares of common stock for an aggregate consideration of $34,000 in consulting fees or an average of $.10 per share.

     During 1998, the Company issued 1,018,584 shares of common stock through the initial sale of $101,000 in convertible debt that was converted into shares of common stock during the year at an average conversion price of $.10 per share.


     The Company sold an aggregate of 604,761 shares of common stock in consideration for $156,000 through the completion of a private placement at $.26 per share.


     The Company sold an aggregate of 2,738,133 shares for an aggregate consideration of $82,144 through the completion of a private placement at $.03 per share.


     As of September 30, 1999, the Company sold 300,000 shares of common stock for $10,000 or $0.067 per share to Mr. George Nadas, Secretary.

                                       F7

     As of September 30, 1999, the Company sold an aggregate of 7,300,000 shares of common stock for an aggregate of $104,000 or an average value of $0.014 per share to Mr. John Demoleas, President.

     As of December 31, 1998, the Company issued an aggregate of 7,143 shares of common stock to John Demoleas, President of the Company for an aggregate consideration of $5,000 or $.70 per share.


     As of September 30, 1999, the Company issued an aggregate of 600,000 shares of common stock in consideration of consulting fees valued at an aggregate of $30,000 or $.05 per share.

     In December, 1999, the Company sold 444,444 shares of common stock for $26,666 or $0.06 per share.

     Note 2-Summary of Significant Accounting Policies
     -------------------------------------------------

     a. Basis of Financial Statement Presentation


     The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,180,766 for the period from inception, March 23, 1992, to December 31, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating the need to do further private placements to bring the mine in Honduras into production and with the completion of its additional private placement and with the increase in working capital, the Company will be able to continue to develop the Company's mining concession and begin production. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The recoverability of the amounts shown for the mining projects and the ability of the Company to continue as a going concern are dependent upon its ability to raise capital, achieve profitable operations from its mining activities, and on a satisfactory regulatory environment governing the development and operation of mining properties in Honduras.


     The financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1999 and the unaudited balance sheet as at December 31, 1999 and the related consolidated statements of operations, stockholders equity and cash flows for the years ending December 31, 1998 and 1999. and the related unaudited consolidated statements of operations, stockholders equity and cash flows for the period from inception, March 23, 1992, to September 30, 1999.

                                       F8

     b. Cash and cash equivalents

     The Company treats temporary investments with a maturity of less than three months as cash.

     c. Exploration Costs

     Cost of acquisition, exploration, carrying, and retained unproven properties are expensed as incurred. Cost incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value.

     d. Environmental Requirements

     At the report date environmental requirements related to the mineral claims acquired are unknown and therefore an estimate of any future cost cannot be made.

     e. Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

     f. Revenue Recognition

     Revenue is recognized when extracted minerals are shipped.

     g. Foreign Currency Translation

     The U.S. dollar amounts presented have been translated from the Brazilian, Honduras and Canada currency amounts in accordance with he criteria set forth in Statement of Financial Accounting Standards 52 (SFAS 52) as applicable to the accounts and transactions of a company operating in the currency of a country with a non-highly inflationary economy. As of July 01, 1997, the three years cumulative rate of inflation in Brazil, Honduras and Canada was less than 100% and the entity's functional currency became the Brazilian real, Honduars lempira and the Canadian dollar, the currency of the primary economic environment in which the Company operates. As the reporting currency is the U.S. dollar, the following criteria for the translation of Brazilian reais, Honduras lempira and Canadian dollars to U.S. dollars was applied to the local currency basis financial statements according to SFAS 52.

     Assets and liabilities were translated by using the exchange rate at the balance sheet date;


     Revenues, expenses, gains, losses were translated by using the weighted average exchange rate for the period from January 1, to December 31, 1999.

                                       F9

     The translation loss for the period from January 1, to December 31, 1999 was reported separately as a component of shareholder's Equity (as a CTA -cumulative translation adjustment); The capital account in Shareholder's equity was translated by using the historical exchange rate.


     h. Selling and Marketing Costs

     Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

     i. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     j. Asset Impairment

     The Company adopted the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS No. 121) effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of.

     k. Earnings per share

     Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding for each period.



     Note 3 - Acquisition of Assets
     ------------------------------

     The following claims have not been proven to have a commercial minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed

     a. Lagoa da Pedra Project


     On March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in its Lagoa da Pedra Project located on the Jequitinhonha river, near Diamantina, Minas Gerais, Brazil from the Lagoa da Pedra Partnership (the "Partnership") for 34,202 shares of common stock. The partnership consisted of Charles Stetler, a geologist (owning 12.5% of the Partnership), Jose Lourenco Viana Neto ("Viana") (owning 12.5% of the Partnership), Enterprise Gold Limited,a partnership located in Monaco (owning 50% of the Partnership) and Perth Limited of the British Virgin Islands (owning 25% of the Partnership). Charles Stetler and Viana are experienced in the mining

                                      F10
industry in Brazil and will manage the operations in Brazil and EGL and Perth are investors with international business affiliations that assisted in the corporate development of the operation. The transaction has been accounted for as a reverse merger and is accounted for at historical cost as if a pooling of interests had occurred with the recording of the net assets acquired at their historical book value. The financial statements of the Company have been retroactively restated to include the combined statements of operations and cash flows for the period from inception, March 22, 1992, to March 13, 1995 and the statements of operations and cash flows of Lagoa da Pedra Partnership for the period March 13, 1995. The aggregate moneys spent on the project to date represent $293,197.

     The contract for purchase required a payment of $30,000 with a down payment of $5,000 which was paid on May 10, 1993 by the Lagoa da Pedra Partnership and the balance of $25,000 to be paid by December 31, 1996 by the Loagoa da Pedra Partnership. The terms of the agreement were modified on various occasions to extend the time required to pay the balance of $25,000.


     As of December 31, 1996, the Company had concluded that the Logoa da Pedra Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and had charged the mineral costs $446,967 accumulated for this project were charged to operations for the year ending December 31, 1996.

     b. Option on Acquisition of Minas Novas


     On June 27, 1996, the Company entered into an agreement with Minas Novas Pesquisa E Lavra S.A. ("Minas Novas"), a Brazilian corporation for the acquisition of 95% of the issued and outstanding stock of Minas Novas for a purchase price of $380,000.

     On September 1, 1997, the agreement was modified as to the terms and conditions as follows:

     The Company was given recognition of the $15,000 paid pursuant to the original agreement on June 27, 1996.

     On September 11, 1997, the Company issued an aggregate of 2,971 shares of restricted common stock as part consideration in the acquisition of Minas Novas and to extend the deadline for the payment of the purchase price of the mineral property. These shares were subsequently restated to 2,971 upon the reverse split of the Company's stock. The shares were issued as restricted stock and valued at $0.21 per share.

     On December 16, 1997, the Company issued an additional 250,000 shares of common stock pursuant to the agreement with Minas Novas to three individuals named in the agreement as follows: 137,500 shares to Friedrich Ewald Renger, 87,500 shares to Victor Eugenio Suckau and 25,000 shares to Lothar Wirth. These shares were issued as a further inducement to extend the deadline for the

                                      F11
payment of the purchase price of the mineral property and as additional consideration and collateral for the consummation of this purchase agreement. The shares of common stock, were issued as restricted stock and were valued at $0.25 per share for an aggregate of $62,500 and charged to operations as a cost of acquiring the mineral property.

     The shareholders' of Minas Novas have an option until September 30, 1998, to require the Company to repurchase the 250,000 shares at $2.00 per share for an aggregate consideration of $500,000 by notifying the company of Minas Nova's intention in writing by September 1, 1998 and must effect payment within 120 days. Thirty days after written notice, interest will accrue at the rate of 2% per month.

     In the event of default by the Company to repurchase these shares, then the present contract looses all legal validity and all outstanding shares of Minas Novas must be returned to the seller without onus to the seller. Effective September 2, 1998, if the principals of Minas Novas wish to sell on the open market any part of the 250,000 shares of restricted stock, these shares can only be sold in blocks with a combined maximum value of $100,000 in any given month.


     The Company also agreed begin to advance money as follows:


     $5,000 per month for the next 12 months for payment of administration costs commencing September 1, 1997.


     $20,000 toward the costs of the elaboration of the Economic Development Plan as required by the Brazilian government.


     $80,000 for working capital commencing December 1, 1997.


     The default of any of the obligations of either the Company or Minas Novas that is not corrected in a maximum period of 30 days, counting the date of the specific notification will cause the dissolution of the contract and subject the Company to a penalty of $210,000 and the return to each party the shares issued pursuant to this contract.


     As of December 31, 1997, the Company reflected a total Contract Payable of $603,000 consisting of a $103,000 balance for monies due towards the 4 monthly payments of $5,000 due for 1997, the $80,000 and the $20,000 less $17,000 paid as of December 31, 1997 and the liability for the repurchase of 250,000 shares of common stock for an aggregate consideration of $500,000.

     The Company has charged operations for an aggregate of $240,000 representing the $120,000 in operating monies due Minas Novas and $120,000 representing the difference in the purchase price of $120,000 due to the penalties for prolonging payment of the original terms of purchase ($500,000 for the option of the 250,000 shares at $2.00 less the original purchase price of $380,000).

     As of December 31, 1998, the Company has concluded that the Minas Novas Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the

                                      F12
cost to purchase the Minas Novas project of $380,000 to operations for the year ending December 31, 1998. Management is also of the opinion that Minas Novas Pesquisa E Lavra S.A. has not lived up to the terms and conditions of the contract for purchase, exploration and development entered into on September 11, 1997 and has discontinued any further relationship with the shareholders of Minas Novas. The Company has also placed a stop transfer order on the 250,000 shares of common stock that were issued as a further inducement and as additional consideration and collateral for the consummation of this purchase agreement and has requested the return of these shares. Management is also of the opinion that it is not liable for default of monies due under the terms of this agreement and has written off additional liabilities aggregating $603,000. Pursuant to the terms and conditions of the agreement, the Company may be liable for liquidated damages of up to $210,000 if litigation should occur.

     As of December 31, 1999, a lawsuit has not been entered into by either party and in the opinion of management a lawsuit by Minas Novas is not expected considering that they have regained all rights to the property and their shares of stock and the benefits of the Company's investment in property improvements and equipment purchased.

     c. Arizona Property

     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 2,000,000 shares of common stock to various parties in consideration for the purchase of 1 unpatented mining claims situated in Pima County, Arizona, valued at $20,000.

     This agreement was memorialized on January 23, 1998 with the actual transfer and registration of title to the 18 mining claims. As of December 31, 1998, the Company has concluded that the Arizona Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the mineral costs of $29,658 accumulated for this project and has charged operations for the year ending December 31, 1998.

     d. Honduras Properties

     In October, 1997, the Company, through its subsidiary Highland Resources Honduras S.A., of which the Company owns 95%, entered into an agreement for the purchase of 100% ownership of the and the mineral rights from Desarrollo De Recursos Naturales, S. de R.L. de C.V., ("Derena") consisting of mineral concessions aggregating 18,000 hectares. The agreement was memorialized in Honduras on March 18, 1998 with the recording and registration of the Company rights and titles to the concessions in Tegucigalpa, Honduras through the Company's subsidiary Highland Resources Honduras, S.A.

     As of March 31, 1998, title had transferred by agreement but had not been officially registered with the local government.

                                      F13

     In June, 1997, the Company paid a fee of $25,000 to Derena for the right to do due diligence on the properties owned by Derena in Honduras. Upon acceptability of the investigation, the Company would obtain 75% ownership of Derena for a cash payment of US$ 250,000. In December, 1998, the percentage of ownership was renegotiated to become 95% ownership. Derena's minority holding of 5% would be a "free carried interest", (i.e. not contributing to exploration, administration and development costs, except as follows:

     Production from all properties would be subject to a 2% "Net Smelter Royalty", payable to Decenna, Mr. Mattsson and/or his assignees and/or successors.

     For a period of 5 years from June 10, 1997, the Company have the option to purchase Mr. Mattsson's minority interest interests, whether carried or participatory for the sum of US$ 1,000,000.

     Mr. Mattsson has been appointed to the Executive Advisory Board of the Company.

     As of December 31, 1998, the Company has paid $391,313 pursuant to the terms of this agreement and the percentage of ownership was renegotiated to become 95%.

     Note 4- Related Party transactions
     ----------------------------------

     a. Issuance of Common Stock

     On March 31, 1992 the Company issued 100 common shares to Mr. Roger Fidler in consideration for $1,500 in cash and the contribution of $500 in organization costs.

     On December 16, 1997, the Company issued, pursuant to regulation D, 30,000 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $.05 per share.

     On September 1, 1996, the Company issued an aggregate of 1,550 shares of common stock to Wolfdietrich Bruehl, former Chairman of the Board, in consideration for services valued at $22,450 or $14.48 per share.

     On September 1, 1996 and May 5, 1997 respectively, the Company issued an aggregate of 1,185 and 28,571 shares of common stock to Charles Stetler, former President, in consideration for services valued at $17,183 and $28,571 respectively.

     On May 5, 1997, the Company issued an aggregate of 14,285 shares of common stock to Melanie Ellerton, former President of the Company for an aggregate consideration for services valued at $5,000 or $.35.

     On July 10, 1998, the Company sold an aggregate of 1,070,068 shares of common stock to John Demoleas, President, in consideration for $40,000 or $0.04 per share.

                                      F14

     As of September 30, 1999, the Company sold an aggregate of 8,217,142 shares of common stock for an aggregate of $173,506 or an average value of $0.02 per share to Mr. John Demoleas, President.

     As of December 31, 1998, the Company issued an aggregate of 7,143 shares of common stock to John Demoleas, President of the Company for an aggregate consideration of $5,000 or $.70 per share.

     On May 5, 1997, the Company issued an aggregate of 14,857 shares of common stock to George Nadas in consideration for services valued at $5,000 or $.34 per share.

     As of September 30, 1999, the Company sold 300,000 shares of common stock for $10,000 or $0.03 per share to Mr. George Nadas, Secretary.

     b. Officer Compensation

     For the year ended December 31, 1999, the Company has not paid any salary to any of the officers.

     Note 5 - Preferred Stock
     ------------------------

     The certificate of Incorporation was amended on January 17, 1995 increasing the number of shares authorized from 200 common shares with a par value of $.001 to an aggregate number of shares of stock which the corporation shall have authority to issue is 25,000,000, which are divided into 5,000,000 shares of Preferred stock with a par value of $.001. The Preferred Shares have the following provisions:

     a. Dividends are cumulative.

     Preferred shareholders are entitled to receive dividends at the rate of $.12 per share per annum and no more, payable in cash quarterly commencing March 31, 1995 and thereafter on the last day of September, December, March and June of each year on any Preferred series A shares ("Preferred Stock") outstanding. Dividends that are in arrears must be paid before any distribution shall be paid on common stock.

     b. Redemption

     At any time during the six year period commencing on the date of issuance, the Company may redeem all or part of the outstanding shares of the Preferred Stock at the redemption cash price equal to $2.50 per share, together with all declared and unpaid dividends provided the Company gives thirty days prior to the date specified for redemption.

     c. Voting Rights

     Except as otherwise required by law or by the articles of incorporation of the Company, the shares of Preferred Stock shall have no voting rights whatsoever.

                                      F15

     d. Conversion Rights

     Each share of Preferred Stock shall be convertible at the option of the holder, at any time during the time period commencing 5 years from the date of issuance and ending 6 years from the date of issuance, and on or prior to the 5th day prior to a redemption date into fully paid and nonassessable shares of common stock of the Company. The number of shares of common stock into which each share of the Preferred Stock may be converted shall be determined by dividing the initially issuable conversion price of $2.50 subject to adjustment by the conversion price in effect at the time of the conversion. The conversion price from time to time in effect shall be subject to adjustment as follows: In case the Company shall at any time subdivide the outstanding shares of common stock, or shall issue a stock dividend on its outstanding common stock, the conversion price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Company shall at any time combine the outstanding shares of common stock, the conversion price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

     e. Contingent Liability

     The Company shall at all times reserve and keep available out its authorized but unissued common stock, solely for the purpose of effecting the conversion of the Preferred Shares, the full number of shares of common stock deliverable upon the conversion of all Preferred Stock from time to time outstanding.

     At December 31, 1999, the number of shares of preferred stock outstanding was -0-.

     Note 6 - Furniture and Fixtures
     -------------------------------

     Furniture and fixtures consisted of the following at:

                                            December 31, 1999
                                            -----------------
                       Office equipment           $7,191
                       Accumulated depreciation    4,533
                                                  ------
                       Balance                    $2,658


     Note 7 - Income Taxes
     ---------------------

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and

                                      F16
liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     At December 31, 1999, the Company has net operating loss carry forwards for income tax purposes of $2,180,766. This carry forward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of December 31, 1999 are as follows:

              Deferred tax asset:

              Net operating loss carry forward   $ 741,462
                  Valuation allowance             (741,460)
                                                 ---------
                   Net deferred tax asset        $    -0-
                                                 =========


     The Company recognized no income tax benefit for the loss generated in the period from inception, March 23, 1992, to December 31, 1999.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.


                                      F17

     Note 8 - Cash Flow Information
     ------------------------------

     The following is supplemental cash flow information for the period from inception , March 23, 1992, to December 31, 1997

       Issuance of 34,202  common shares for  acquisition  of
              mineral properties
              on March 13, 1995                                   $(297,193)

             Issuance of 10,057 common shares for
             forgiveness of debt                                   (147,376)

         Issuance of 2,971 common shares as part
             consideration of Minas Novas                           (43,056)

         Issuance of 285,714 common shares as
             consideration for acquisition of Arizona
             properties                                            (100,000)

         Issuance of  187,143 common shares in
             consideration for consulting fees                      (65,500)

         Issuance of 35,714 common shares as part
             consideration for the Minas Novas acquisition          (62,500)

         Issuance of 4,286 common shares to 6 advisory
             board members in exchange for services                  (1,500)

         Capital Stock                                              717,125
                                                                  ---------
         Total                                                    $       0


     The following is supplemental cash flow information for the year ended December 31, 1998:

          Issuance of 380,000 common shares in consideration
              of consulting fees                                  $ (76,500)

          Issuance of 599,950 common shares in consideration
              of the conversion of debt                              (6,000)

          Capital Stock                                             172,500
                                                                  ---------
           Total                                                  $       0

    The following is supplemental cash
   flow information for the nine months
         ended December 31, 1999:

         Issuance of 799,999 common shares in consideration
              for the conversion of debt                          $ (49,032)

         Issuance of 600,000 shares in consideration consulting
              fees                                                  (30,000)

         Capital Stock                                               79,032
                                                                  ---------
          Total                                                   $       0


                                      F18

     Note 9 - Commitments and Contingencies
     --------------------------------------

     a. Stock Option Plan and Stock Grant Program

     In June 1995, the Company adopted a non-qualified stock option plan and a stock grant program with the following provisions.

     1. Stock Option Plan: The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees, officers and consultants. Under this plan, no employee may receive more than 50,000 options. Options are nontransferable and expire if not exercised within two years. The options may not be exercised by the employee until after the completion of two years of employment with the Company. The options are issuable to officers, key employees and consultants in such amounts and prices as determined by the Board of Directors. As of December 31, 1997, no options have been granted pursuant to this plan.

     2. Stock Grant Program: The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees, officers, directors, and consultants. Under this plan, no employee may receive more than 100,000 options. The program requires the employee to remain in the employ of the company for at least one year following the grant and to agree not to engage in any activity which would be considered in competition with the Company's business. If the employee violates any one of these conditions the ownership of the stock issued under the program shall revert back to the Company. The stock issued under the program is nontransferable for two years. As of December 31, 1998 and September 30, 1999, no options have been granted pursuant to this plan.

     b. Leased Office Space

     The Company occupies office space at the office's of George Nadas, Chartered Accountant and Secretary to the Company at 800 Petrrolia Road, Unit 7, Toronto, Canada M3J 3K4. The Company pay rent on a month to month basis at the rate of $250.

     c. Leased Office Space in Honduras

     On October 26, 1997, the Company through its subsidiary HRH leased for two years approximately 630 square feet of office space in the city of Tequcigalps for $625 per month.

     d. Consulting Agreements

     1. Agreement with Loeb Aron & Company Ltd.

     On November 17, 1997, the Company entered into a consulting agreement with Loeb Aron & Company LTD.("Loeb Aron"), a company incorporated in England for services relating to geology and related mining, smelting, engineering, and production of minerals. The agreement is for two years beginning October 1, 1997 and is extended automatically for a period of 6 months or until notice is given by either party.

                                      F19

     For the year ended December 31, 1998, the Company has paid Loeb Aron as follows: On February 4, 1998, 714 post split shares of common stock valued at $1,000 and on September 10, 1998, 230,000 shares of common stock valued at $25,000.

     2. Agreement with A-Z Professional Consultants, Inc. a Utah corporation, ("A-Z"), for the purposes of consulting on matters relating to mergers and acquisitions, advising corporate management and in performing general administrative duties for public-held companies and development stage investment ventures. The term is for 1 year and is renewable.

     Payment for these services is 1,300,000 shares of common stock. As of September 30, 1999, the Company has delivered 600,000 shares of common stock valued at $0.05 per share for an aggregate consideration of $30,000. The Company has reserved 700,000 shares of common stock pending delivery of the shares.

     f. Litigation

     The Company is being sued by Mr. Douglas Furth of Aurora, Ohio for breach of contract relating to a consulting agreement entered into on August 26, 1996. The agreement relates to Mr. Furth performing corporate growth, public relations and expansion of the Company's shareholder base.

     Pursuant to the agreement, the Company was to issue 50,000 shares of common stock upon signing the agreement, pay a monthly retainer of 10,000 unrestricted shares of common stock, and pay a bonus of 50,000 unrestricted shares of common stock when the Company's stock is trading at an average closing price of $3.00 per share for a period of 14 consecutive days; pay a bonus of 50,000 unrestricted shares of common stock when the Company's common stock is trading at a average closing price of $4.00 per share for 14 consecutive days; pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $5.00 per share for a period of 14 days; pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $6.00 per share for a period of 14 days; and pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $7.00 per share for a period of 14 days. Mr. Furth is seeking damages in the amount of $75,000 plus interest and punitive damages of $1,000,000.

     In the opinion of Management, the Company's exposure for loss is estimated to be 1,572 shares of common stock.

     Subsequent to the date of the financial statements, the case was dismissed.

                                      F20

     Note 10 - Convertible Promissory Note
     -------------------------------------

     The Company borrowed an aggregate of $125,000 as evidenced by a Convertible Promissory Note, (the "Note") dated March 26, 1998 and due September 22, 1998. The Company received net proceeds of $109.635 after paying interest in advance of $15,635. The Note is payable pursuant to the following terms and conditions:

     Interest is payable at the rate of 12% in advance upon the closing of the issuance of this Note. The holder of this Note has the right to convert this note, in whole or in part at any time into shares of common stock, at the lesser of 75% of the lowest closing bid price for the shares quoted on the Bulletin Board for the 5 day trading period ending on the day prior to the conversion date, or the lowest closing bid price for the shares quoted on the Bulletin Board for the five day trading period ending on the day prior to the date.

     Notwithstanding any provisions of this Note, in no event will the Holder be entitled to convert this Note into shares to the extent that after such conversion, the number of shares of common stock beneficially owned by the Holder and its affiliates and the number of shares issuable upon the conversion of this Note would result in beneficial ownership and its affiliates of more than 4.9% of the issued and outstanding shares of common stock as of the date of the conversion.

     The number of shares is also subject to various conversion price adjustments and adjustment for reverse stock splits.

     The Company has agreed to use the proceeds of this Note for working capital and not to pay any indebtedness of the Company.

     As of December 31, 1998, the Company had converted $101,000 in debt into an aggregate of 1,018,584 shares of common stock for an average conversion price of $.10 per share.

     As of December 31, 1999, the Company converted the balance of $24,000 into 799,683 shares of common stock in consideration for the conversion of $24,000 in debt $.03 per share.

     On the dates of conversion of the promissory notes, the conversion prices were less than the fair values of the common stock, hence a beneficial conversion feature is attached to these convertible notes. For the year ended December 31, 1998 and 1999, the amount of this beneficial conversion feature is $41,248 and $7,994 respectively and has been recorded as interest expense and additional paid-in-capital for the years ended December 31, 1998 and 1999.



                                      F21

PART III

ITEM 1         Index to Exhibits


Exhibit 1  *   State of Delaware - Articles of Incorporation
Exhibit 2  *   State of Delaware - Amendment to Articles of Incorporation
               11/02/92
Exhibit 3  *   State of Delaware - Amendment to Articles of Incorporation
               01/18/95
Exhibit 4  *   State of Delaware- Amendment to Articles of Incorporation
               03/28/95
Exhibit 5  *   State of Delaware - Amendment to Articles of Incorporation
               12/03/97
Exhibit 6  *   Amended By Laws - Highland International Holdings, Inc.
Exhibit 7  *   Specimen Share Certificate

     *    Previously filed


In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Highland Holdings International, Inc.
                                           Registrant


                                           /s/ John Demoleas
                                           --------------------------------
Date:  June 23, 2000                       By: John Demoleas, President
                                           Signature